EXHIBIT 15.1

CHINA NATURAL RESOURCES, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(Amounts in thousands, except for number of shares and per share data)

On August 17, 2020, CHINA NATURAL RESOURCES, INC. (the “Company”) entered into a definitive share purchase agreement with Feishang Group Limited (“Feishang Group” or the “Shareholder”), a British Virgin Islands corporation and the Company’s principal shareholder, to acquire 120,000,000 shares of, or 8.69% of the equity interest in, Feishang Anthracite Resources Limited (“FARL”), a company listed on the main board of the Hong Kong Stock Exchange, for aggregate consideration amounting to approximately HK$87,522 (CNY79,785), at a price of HK$1.006 (CNY0.917) per share, representing the average closing price of FARL over the five trading days before August 17, 2020, adjusted for a 27.5% discount due to a lack of marketability based on an independent valuation report. In exchange, the Company agreed to issue 9,077,166 common shares to Feishang Group at a price of US$1.244 (CNY8.789) per share, representing the average closing price of the shares of the Company on NASDAQ over the five trading days before August 17, 2020.

The following unaudited pro forma condensed consolidated financial information consists of (i) the unaudited pro forma condensed consolidated statement of financial position of the Company and its subsidiaries (collectively referred to as the “Group”) as of June 30, 2020, (ii) the unaudited pro forma condensed consolidated statements of profit or loss of the Group for the six months ended June 30, 2020 and for the year ended December 31, 2019, and (iii) related notes (collectively the “Unaudited Pro Forma Condensed Consolidated Financial Information”). The Unaudited Pro Forma Condensed Consolidated Financial Information illustrates the impact of the abovementioned acquisition of shares of FARL and the issuance of the shares of the Company on the Group’s financial position as of June 30, 2020, as if the transaction had occurred at June 30, 2020, and on the Group’s results of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 as if these transactions had occurred on January 1, 2019.

The Unaudited Pro Forma Condensed Consolidated Financial Information should be read together with the Group’s historical financial statements, which are included in the Company’s latest annual report on Form 20-F, and the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission on September 11, 2020.

CHINA NATURAL RESOURCES, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2020

(Amounts in thousands)

	The Group Historical	Target Share Purchase and Issuance	Note 2	Pro Forma
	CNY	CNY		CNY	US$
ASSETS

NON-CURRENT ASSETS
Property, plant and equipment	187	—		187	26
Right-of-use assets	39	—		39	6

TOTAL NON-CURRENT ASSETS	226	—		226	32

CURRENT ASSETS
Financial assets at fair value through profit or loss	—	109,392	(1)	109,392	15,483
Prepayments	62	—		62	9
Trade receivables	622	—		622	88
Other receivables	51	—		51	7
Cash and cash equivalents	3,013	—		3,013	427

TOTAL CURRENT ASSETS	3,748	109,392		113,140	16,014

TOTAL ASSETS	3,974	109,392		113,366	16,046

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	710	—		710	100
Other payables and accrued liabilities	4,057	260	(3)	4,317	611
Taxes payable	10,206	—		10,206	1,445
Lease liabilities	290	—		290	41
Due to a related company	5,946	—		5,946	842
Due to the Shareholder	7,738	—		7,738	1,095

TOTAL CURRENT LIABILITIES	28,947	260		29,207	4,134

NON-CURRENT LIABILITIES
Deferred tax liabilities	—	4,885	(5)	4,885	691

TOTAL NON-CURRENT LIABILITIES	—	4,885		4,885	691

TOTAL LIABILITIES	28,947	5,145		34,092	4,825

(DEFICIENCY IN ASSETS)/EQUITY
Issued capital	312,081	79,712	(2),(3)	391,793	55,453
Other capital reserves	692,518	24,722	(2),(5)	717,240	101,512
Accumulated losses	(1,025,543)	(187)	(3)	(1,025,730)	(145,174)
Other comprehensive loss	（4,029)	—		（4,029)	(570)

(DEFICIENCY IN ASSETS)/EQUITY	(24,973)	104,247		79,274	11,221

TOTAL LIABILITIES AND EQUITY	3,974	109,392		113,366	16,046

CHINA NATURAL RESOURCES, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(Amounts in thousands, except for number of shares and per share data)

	The Group Historical	Target Share Purchase and Issuance	Note 2	Pro Forma
	CNY	CNY		CNY	US$

Revenue	6,867	—		6,867	972
Cost of sales	(6,844)	—		(6,844)	(969)
Gross profit	23	—		23	3

Other income and gain/(loss), net	—	(3,189)	(4)	(3,189)	(451)
Administrative expenses	(3,864)	—		(3,864)	(547)

OPERATING LOSS	(3,841)	(3,189)		(7,030)	(995)

Finance costs	(13)	—		(13)	(2)
Interest income	9	—		9	1

LOSS BEFORE INCOME TAX	(3,845)	(3,189)		(7,034)	(996)

INCOME TAX BENEFIT	6,586	526	(6)	7,112	1,007

INCOME/(LOSS) FOR THE PERIOD	2,741	(2,663)		78	11

Basic and diluted earnings per share	0.11			*	*
Weighted-average number of common shares	24,910,916	9,077,166	(7)	33,988,082	33,988,082

* Insignificant

CHINA NATURAL RESOURCES, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Amounts in thousands, except for number of shares and per share data)

	The Group Historical	Target Share Purchase and Issuance	Note 2	Pro Forma
	CNY	CNY		CNY	US$

Revenue	12,969	—		12,969	1,836
Cost of sales	(12,752)	—		(12,752)	(1,805)
Gross profit	217	—		217	31

Other income and gain/(loss), net	—	11,520	(4)	11,520	1,630
Selling and distribution expenses	(2)	—		(2)	—
Administrative expenses	(5,814)	—		(5,814)	(823)

OPERATING (LOSS)/INCOME	(5,599)	11,520		5,921	838

Finance costs	(62)	—		(62)	(9)
Interest income	16	—		16	2

(LOSS)/INCOME BEFORE INCOME TAX	(5,645)	11,520		5,875	831

INCOME TAX EXPENSE	—	(1,901)	(6)	(1,901)	(269)

(LOSS)/INCOME FOR THE YEAR	(5,645)	9,619		3,974	562

Basic and diluted (loss)/earnings per share	(0.23)			0.12	0.02
Weighted-average number of common shares	24,910,916	9,077,166	(7)	33,988,082	33,988,082

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(Amounts in thousands, except for number of shares and per share data)

Note 1 – Basis of presentation

The historical condensed consolidated financial information has been adjusted in the Unaudited Pro Forma Condensed Consolidated Financial Information to give effect to pro forma events that are (1) directly attributable to the share purchase and issuance and (2) factually supportable, and (3) with respect to the unaudited pro forma condensed consolidated statements of profit or loss, expected to having a continuing impact on the financial results. The Unaudited Pro Forma Financial Information does not necessarily reflect what the Group’s financial condition or results of operations would have been, had the share acquisition and issuance occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the Group. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The Unaudited Pro Forma Condensed Consolidated Financial Information is stated in CNY. The translation of amounts from CNY into US$ is supplementary information and is included solely for the convenience of the readers and has been made at the rate of exchange quoted by www.ofx.com on June 30, 2020 of US$1.00 = CNY7.0655. Transactions denominated in Hong Kong dollars have been re-measured to CNY at the rates of exchange as quoted by www.ofx.com on June 30, 2020 of HK$1.00 = CNY0.9116, on December 31, 2019 of HK$1.00 = CNY0.8940 and on January 1, 2019 of HK$1.00 = CNY0.8783. No representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate on June 30, 2020 or at any other date.

Note 2 – Share purchase and issuance

The Group’s Unaudited Pro Forma Condensed Consolidated Financial Information gives effect to the following pro forma events:

(1)

The financial assets at fair value through profit or loss represent the 120,000,000 shares of FARL acquired by the Company for trading purposes and measured at HK$1.000 (CNY0.9116) per share, the closing price of FARL on August 17, 2020.

(2)

In exchange for 120,000,000 shares of FARL, the Company issued 9,077,166 common shares to Feishang Group at a total transaction price amounting to approximately CNY79,785. The total transaction price of the exchange is based on the average closing price of FARL for the five business days prior to August 17, 2020, adjusted for a 27.5% discount. The Company assessed the discount with the assistance by Peak Vision Appraisals Limited, a third party independent valuation specialist, by considering the impact of lack-of-marketability due to the low trading volume of FARL on the Hong Kong Stock Exchange. The amount of CNY24,722, representing the difference of CNY29,607 between the fair value of 120,000,000 shares of FARL acquired and the total transaction price of CNY79,785 and further adjusted by related deferred income tax effect of CNY4,885, is recorded as other capital reserves.

(3)

The stamp duty, legal and professional fees in respect of the transactions were around CNY260, of which around CNY73 is directly related to the Company’s share issuance cost and is deducted from share capital. Transaction costs of CNY187 are reflected as accumulated losses.

(4)

Had the transaction occurred on January 1, 2019, gain/(loss) from the change in the fair value of 120,000,000 shares of FARL during the period/year would have been recorded as other income and gain/(loss), net.

(5)

The amount of CNY4,885 represents the deferred income tax effect associated with the difference between the fair value of 120,000,000 shares of FARL acquired and the total transaction price based on the statutory tax rate of 16.5%.

(6)

Had the transaction occurred on January 1, 2019, deferred income tax effect associated with gain/(loss) from the changes in fair value as described above would be recorded based on the statutory tax rate of 16.5%.

(7)

Represents the increase in the weighted average number of common shares in connection with the issuance of 9,077,166 common shares for the exchange.